File Pursuant to Rule 424(b)(4)

File No. 333-114428

PROSPECTUS

4,659,415

NUR MACROPRINTERS LTD.

ORDINARY SHARES

             The selling security holders identified in this prospectus are offering up to 4,659,415 of our ordinary shares. Our ordinary shares are traded on the Nasdaq SmallCap Market under the symbol “NURM.” The last reported sale price for our ordinary shares on the Nasdaq SmallCap Market on April 26, 2004 was $1.45 per share.

             We will not receive any proceeds from the sale of ordinary shares by the selling security holders. We are not offering any ordinary shares for sale under this prospectus. See “Selling Security Holders” beginning on page 17 for a list of the selling security holders. See “Plan of Distribution” beginning on page 20 for a description of how the ordinary shares can be sold.

             Investing in our ordinary shares includes risks. For more information, please see “Risk Factors” beginning on page 10.

             Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 28, 2004

TABLE OF CONTENTS

PAGE

Available Information	2
Incorporated Documents	3
The Company	4
Risk Factors	10
Special Note Regarding Forward-Looking Statements	16
Use of Proceeds	16
Selling Security Holders	17
Plan of Distribution	20
Legal Matters	21
Experts	21
SEC Position on Indemnification for Securities Act Liabilities	22

             You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The ordinary shares are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate after the date of such document.

AVAILABLE INFORMATION

             We are subject to the information reporting requirements of the Securities and Exchange Act of 1934 as a foreign private issuer as defined in Rule 3b-4 of the Exchange Act. In accordance with these reporting requirements, we will file reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants, such as ourselves, that file electronically with the Commission. The address of such web site is http://www.sec.gov. You may also obtain information from the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, our ordinary shares are quoted on the Nasdaq SmallCap Market System, so our reports and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

             We intend to furnish our security holders with annual reports containing additional financial statements and a report thereon by independent certified public accountants prior to each of our annual meetings.

INCORPORATED DOCUMENTS

             The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the Commission. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus.

             The following documents are incorporated herein by reference:

(a)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 as filed with the Commission on March 31, 2004;

(b)	Our Current Report on Form 6-K as filed with the Commission on April 2, 2004; and

(c)	The description of our ordinary shares contained in the registration statements under the Exchange Act on Form 8-A as filed with the Commission on July 25, 1995 and September 15, 1995, and including any subsequent amendment or report filed for the purpose of updating such description.

             In addition, all documents we have filed or subsequently file under Sections 13(a), 13(c) and 15(d) of the Exchange Act, before the termination of this offering, are incorporated by reference.

             We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon the oral or written request of such person a copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates), of which this prospectus forms a part. Such requests should be directed to David Seligman, Chief Financial Officer, NUR Macroprinters Ltd., P.O. Box 1281, Lod 71111, Israel. Our telephone number at that location is 972-8-914-5555. Our corporate web site address is http:/www.nur.com. The information on our web site is not intended to be a part of this prospectus.

THE COMPANY

Introduction

             NUR Macroprinters Ltd. (“NUR”) is a leading supplier of wide format and super wide format digital printing systems worldwide. We develop, manufacture, sell and service digital color printers for the printing of large images such as billboards, posters and banners, point of purchase displays, exhibition and trade show displays as well as decorations and backdrops for construction scaffolding covers, showrooms, television and film studios, museums and exhibits. We also supply our customers with inks and solvents for use with our printers.

             In July 2000, we acquired substantially all assets and specified liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. Under the terms of our agreement, we acquired the assets for $30 million, which consisted of $20 million in cash and 666,667 ordinary shares valued at approximately $10 million, based upon the closing price of the ordinary shares on the Nasdaq National Market on May 15, 2000. In 1998 and 1999, the business we acquired from Salsa Digital had revenues of $25 million and $33 million, respectively, compared with our revenues during the same periods of $36 million and $61 million.

             In December 2000, we relocated our main facilities in Israel to a building consisting of approximately 50,000 square feet in a high-tech industrial zone in Lod, Israel. We use this facility as our headquarters and for research and development. We have invested a total of approximately $2 million in building out these facilities. The initial five-year lease of the Lod facility, which commenced November 20, 2000, provides for monthly rent of approximately $63,000. The lease agreement grants NUR an option to continue the lease term for two consecutive periods of 2.5 years each.

             During 2001, we consolidated our U.S. operations. NUR America, Inc. in Boston, Massachusetts and Salsa Digital Printers Ltd. in San Antonio, Texas were integrated into a single facility in San Antonio, Texas. We further consolidated and streamlined our ink manufacturing operations. Our ink research and development operations, then located in Israel, Belgium and San Antonio, Texas were consolidated into a single facility in Louvain-la-Neuve, Belgium. Total restructuring costs in 2001 amounted to $3.2 million. In addition, we incurred one-time inventory write-offs of approximately $4.0 million in the first quarter of 2001. We associate the inventory write-offs with more efficient product rationalization, such as, among other things, the decrease of spare parts inventory.

             In January 2002, we raised $7 million through the private placement of 2,333,333 of our ordinary shares to the Investment Corp. of United Mizrahi Bank Ltd. at a price of $3.00 per share. The Investment Corp. of United Mizrahi Bank Ltd. also received warrants to purchase an additional 612,500 ordinary shares at an exercise price of $4.50 per warrant share, exercisable until January 17, 2006.

             On May 17, 2002, we filed a tender offer with the Securities and Exchange Commission pursuant to which option holders had the right to cancel and exchange certain options granted to them under NUR’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan. Pursuant to the terms and conditions of the tender offer, the new options were to be granted six months and one day from the date the old options were canceled, at an exercise price equal to the market price on the date of the new grant. In order to receive the new options, option holders were required to continue to have a service relationship with NUR or any of its subsidiaries until the new grant date. 2,027,166 ordinary shares, representing 93% of the outstanding options under NUR’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan, were available for exchange under the tender offer. The tender offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise prices. On December 17, 2002 we fulfilled our obligation to the participants in the tender offer and granted 1,219,584 options to purchase our ordinary shares at an exercise price of $0.72 per share.

             In November 2002, we appointed the Computer And Sign Technology Co. Ltd (CAST) as our exclusive distributor for the NUR Fresco product line in the Peoples Republic of China. Based in Shanghai, CAST is one of the largest suppliers of sign materials and digital printing systems in China. As our exclusive distributor in China, CAST was responsible for sales and support of the NUR Fresco product line to new customers throughout the Chinese market. At the time we appointed CAST, we also transferred our Asia Pacific headquarters to Hong Kong consolidating the Shanghai operations into our new headquarters in Hong Kong. This restructuring process resulted in the termination of approximately twenty employees, mainly in Shanghai. In year 2003 we ceased our operations in the Chinese market and the engagement of CAST as an exclusive distributor in China was terminated.

             On April 1, 2003, Erez Shachar resigned his position as President and Chief Executive Officer of NUR. David Amir, who has been working with NUR as a consultant for over a year, and was responsible for the restructuring of our service and support organizations, replaced Erez Shachar. Prior to joining NUR, David Amir served in various senior executive positions with Scitex, including Corporate Vice-President for Business Development; Vice-President Customer Services of Scitex Europe; and Manager of International Customer Support.

             In May 2003, we signed an agreement to acquire the remaining 50% shares of NUR Pro Engineering, our subcontractor for the assembly and manufacturing of our printers, from Ogen Dialogix Ltd., for the price of $0.85 million. Under the terms of the agreement the transfer of the shares became effective on March 31, 2004. As of April 2004 the parties fulfilled their material commitments and undertakings under the agreement. Upon completion of the transaction, NUR Pro Engineering shall become a wholly owned subsidiary of NUR. During the third quarter of 2003, we completed a consolidation process of our global machinery manufacturing operations of the Salsa Printers in San Antonio, Texas with those of all other NUR printers in NUR Pro Engineering, into a single large manufacturing facility in Rosh Ha’Ayin, Israel.

             In July 2003 we announced our decision to exit the substrate business. As the digital wide format printers have become more widespread, substrates have become a low margin commodity that is no longer profitable for NUR to resell. We believe terminating this business will allow us to more strongly focus on our proprietary specialty inks.

             On October 1, 2003, David Seligman joined NUR as Chief Financial Officer succeeding Hilel Kremer. Prior to joining NUR, David Seligman served as Chief Financial Officer for RADVISION Ltd. (Nasdaq: RVSN) and LanOptics Ltd. (Nasdaq: LNOP).

             In September 2003, NUR completed its consolidation process of the machinery manufacturing facilities in San Antonio, Texas and Rosh Ha’Ayin, Israel. NUR now manufactures all of its printers in a single plant located in Rosh Ha’Ayin, Israel. The Ink manufacturing facilities, also previously located in San Antonio, Texas were relocated to a new manufacturing plant in Ashkelon, Israel. We now produce all of our solvent-based inks in a single manufacturing facility in Ashkelon, Israel. We are now near completion of the transfer of a substantial portion of the research and development activities from Belgium to Israel.

             In October 2003, NUR announced the opening of its new North American headquarters and training center in Moonachie, New Jersey. The 11,000 square feet facility replaces NUR’s former facility in San Antonio, Texas. The new headquarters houses NUR’s North American sales, marketing, administrative, and support staff and includes a fully equipped training center and demo site.

             On July 30, 2003, NUR secured a convertible loan commitment from several investors pursuant to which the investors undertook to provide NUR with a convertible loan in the aggregate amount of $3.5 million. Under the terms of the loan agreement, the loan was convertible at any time into an aggregate of 5,645,160 ordinary shares of NUR at a conversion rate of $0.62 per share. In consideration for the loan undertaking, NUR agreed to pay a cash commitment fee and issued to the investors five-year warrants to purchase an aggregate of up to 1,009,614 ordinary shares of NUR at an exercise price of $0.52 per share. NUR also issued five-year warrants to its placement agent to purchase an aggregate of 180,211 ordinary shares at an exercise price of $0.52 per share and paid the placement agent a cash fee of $70,000. On December 31, 2003, the investors elected to convert $2 million of the loan into 3,225,805 ordinary shares at the conversion rate of $0.62 per share. On March 31, 2004, the investors elected to convert the remaining $1.5 million of the loan into 2,419,355 ordinary shares at the conversion rate of $0.62 per share. NUR’s chairman and largest shareholder, Dan Purjes, provided $1.3 million of the loan and received an aggregate of 1,854,839 ordinary shares and warrants to purchase up to 331,731 ordinary shares. Mr. Purjes is the chairman of one of the other investors, Y Securities Management, Ltd., which provided $50,000 of the loan and received an aggregate of 80,645 ordinary shares and warrants to purchase up to 14,423 ordinary shares. Mr. Purjes is also the chairman of X Securities Ltd., which received placement agent warrants to purchase 111,799 ordinary shares. David Amir, NUR’s president and chief executive office, provided $50,000 of the loan and received an aggregate of 80,645 ordinary shares and warrants to purchase up to 14,423 ordinary shares.

             On March 31 and April 1, 2004, NUR issued 2,586,140 ordinary shares to several investors for $1.16 per share for proceeds of $2,999,923 in a private placement. The investors also received five-year warrants to purchase an aggregate of up to 646,536 ordinary shares at an exercise price of $1.54 per share, exercisable until March 31, 2009. NUR also issued five-year warrants to its placement agent to purchase an aggregate of up to 129,307 ordinary shares at an exercise price of $1.16 per share and paid the placement agent a cash fee of $147,798. Mr. Purjes is the chairman of one of the investors, X Securities Ltd., which purchased 81,897 ordinary shares for $95,000 and received warrants to purchase 20,474 ordinary shares.

             Our shares are listed on the Nasdaq SmallCap Market under the symbol NURM. There is no non-United States trading market for our shares.

Our products

             Our printers allow customers to print large color images on demand, generally in substantially less time, with less labor and at a lower cost than traditional methods of printing.

             Super wide format printers

             In the super wide category we offer the NUR Ultima™ 5000, commercially released in July 2003. The NUR Ultima medium volume production printing printers are designed to provide high levels of productivity while offering simplified maintenance procedures and improved ease-of-use. They are also designed to provide reduced ink consumption to ensure low operating expenses in high speed printing modes. The Ultima printers use piezo drop-on-demand inkjet technology to produce photorealistic quality. The Ultima printers feature apparent print resolution up to 600 dpi and are capable of speeds up to 810 square feet (76 square meters) per hour. The NUR Ultima 5000 outputs in widths of up to 5 meters (or approximately 16 feet wide).

             Wide format printers

             Our wide format printers are headed by the NUR Fresco™ family of wide format printers. The NUR Fresco printer was commercially released in February 2000. The NUR Fresco printers are designed to provide a digital alternative to conventional screen printing on short and medium run jobs. The NUR Fresco printers use piezo continuous drop-on-demand inkjet technology to produce high quality graphics for a wide range of applications. These include, among other things, point-of-purchase displays, banners, billboards, bus shelter graphics, posters, shopping mall displays and airport terminal displays.

             The NUR Fresco printers print on a wide variety of substrates in roll-to-roll or roll-to-sheet modes — the 1800 model outputs in widths up to 1.83 meters (approximately 6 feet); the 3200 model outputs in widths up to 3.2 meters (approximately 10 feet).

             In September 2002, we released the latest version of the Fresco series — the NUR Fresco HiQ 8C models. The NUR Fresco HiQ 8C is based on the previous model which was modified to print using eight colors mode instead of the standard 4-color mode. Modifications to the printer included changes to the ink system to accommodate eight colors and a new switch box that enables fast and easy switching between the 4-color and the 8-color printing modes. NUR’s software has also been modified to support 8-color printing.

             The NUR Ultima printer described above is also available in a wide format, the NUR Ultima HiQ 3200 (3.2 meters or approximately 10 feet wide).

             In September 2003, we commercially released the NUR Tempo™ flatbed digital printer. The NUR Tempo uses UV-curable inks that give it the flexibility to print on almost any type of substrate. These include corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media. It also features a large format table (10 ½ ft. x 6 ½ ft. / 3.2m x 2m) to accommodate a wide variety of applications and job formats. It can handle both rigid and rolled substrates with fast and easy changeover between the two for ultimate flexibility. The printer offers 4 and 8 color printing modes, delivering a combination of high speed and photo-realistic image quality. The printer’s fully encapsulated construction enables it to remove the gases exhausted during the printer’s operation out of the working premises, thus ensuring a comfortable working environment. The NUR Tempo is designed to eliminate the extra steps involved in lamination and cutting/trimming processes common to other traditional methods of printing graphics on rigid surfaces.

             Consumables

             We also sell specialized inks for use with our printers. The inks sold by NUR to our customers for use with the NUR Fresco, the NUR Ultima and the NUR Tempo printers are resistant to water and ultraviolet rays and are well suited for indoor and outdoor use without lamination.

Our customers

             We sell our printers and related products primarily to commercial digital printers, design and service firms, screen printers, commercial photo labs, outdoor media companies and trade shops. The NUR Printers are installed in more than 700 sites throughout Europe, North and South America, Africa and Asia.

Our strategy

             NUR’s strategy is to:

    strengthen our position as a world leader in the wide format and super wide format digital printing markets by supplying the most productive and cost-effective wide format and super wide format digital printers and totally digitally-based printing solutions for the out-of-home advertising market;
    enable the printers to produce digitally a large portion of the graphics currently produced with screen printing processes;
    be our customers’ vendor of choice for their ink needs;
    enable our customers to develop new ways to profit from our printing systems; and
    provide our customers with highly responsive and capable support, service and supplies.

             Where you can obtain additional information:

Mailing Address	Executive Office
12 Abba Hillel Silver Street P.O. Box 1281, Lod 71111 Israel	12 Abba Hillel Silver Street P.O. Box 1281, Lod 71111 Israel
Telephone: 972-8-914-5555	Website: http://www.nur.com

             The information on our web site is not intended to be a part of this prospectus

RISK FACTORS

             Investing in our securities is very risky. You should be able to bear a complete loss of your investment. To understand the level of risk, you should carefully consider the following risk factors, as well as the other information found in this form.

             We depend on a few key products in a business subject to rapid technological change. We are highly dependent upon the sale of our principal products - the NUR Fresco printers, the NUR Ultima printers and the NUR Tempo printers and upon the sale of ink products. Rapid changes in technology, customer preferences and evolving industry standards continue to characterize the market for our printers. Our future financial performance will depend upon our ability to update our current products and develop and market new products to keep pace with technological advances in the industry. During 2001, 2002 and 2003, we invested approximately $10.9 million, $9.2 million and $7.2 million, respectively, in research and development projects. Although we plan to continue to invest in research and development, our business could seriously suffer if we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products are delayed in their development or introduction. We cannot assure you that we will successfully develop any new products. If our competitors introduce new products, the sales of our existing products and our financial results could be harmed.

             We currently have no commitments for additional financing. We have incurred operating losses during the last several quarters. We may need additional funds if we seek to expand our operations or if we do not meet our expected revenues in future quarters. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to increase expenditures that could ultimately improve our financial results, such as research and development or the production and marketing of our products. The amount of money we may need depends on numerous factors, including the success of our marketing and customer service efforts, our research and development activities and the demand for our products and services. We currently have no commitments for additional financing. We cannot guarantee that additional financing will be available or that, if available, will be obtained on terms we find favorable.

             We must comply with covenants concerning our bank loans. If we do not meet certain covenants provided for in our loan agreements with Bank
Hapoalim B.M (“Bank Hapoalim”), Bank Leumi Le Israel Ltd. (“Bank Leumi”) and Israel Discount Bank Ltd. (“Bank Discount”), we may be required by the banks to immediately repay our debts. In July 2003, we amended the financial ratios governing our loan agreements with Bank Hapoalim, Bank Leumi and Bank Discount. During 2003, we failed to meet some of these financial ratios. The banks have agreed in writing not to act upon their contractual rights pursuant to our default. Those financial ratios were further amended on February 2004. There can be no assurance that we will be able to comply with the bank covenants in the future. Our failure to comply with the bank agreements could have a material adverse effect on our business and financial results.

             We depend on sole source suppliers for the inkjet printheads for our printers. We currently purchase all of the inkjet printheads used in our NUR Fresco, NUR Ultima and NUR Tempo printers from sole suppliers. If any of these sole suppliers experience problems that result in production delays, our sales to new customers and existing customers that rely on our inkjet components to operate their printers could be hurt. Production delays could result from fire, flood or other casualty, work stoppages, production problems or other unforeseen circumstances. Although we have not experienced any major production delays to date, there can be no assurance that such delays will not occur in the future. Because the success of our business depends on the sale of our printers, supply problems could have a material adverse effect on our financial results. Also, if any of our sole suppliers reduce or change the credit or payment terms they extend to us, our business could also be harmed.

             We rely on subcontractors to help us manufacture our products. We employ a limited number of unaffiliated subcontractors to manufacture components for our printers. To date, we have been able to obtain adequate supplies of the components and raw materials necessary to produce our printers and we have not had any material supply problems with our subcontractors. Because we rely on subcontractors, however, we cannot be sure that we will be able to maintain an adequate supply of components or products. Moreover, we cannot be sure that any of the components we purchase will satisfy our quality standards and be delivered on time. Our business could suffer if we fail to maintain our relationships with our subcontractors or fail to develop alternative sources for our printer components. We cannot guarantee that we will develop alternative sources of production for our products.

             The market for our printers is very competitive. The printing equipment industry is extremely competitive and many of our competitors may have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We compete against several companies that market digital printing systems based on electrostatic, drop-on-demand and continuous drop-on-demand inkjet, and other technologies. Three of our principal competitors in the wide format digital printing arena are Vutek, Scitex Vision Ltd. and Gandi Innovations. These companies have introduced products that compete with the NUR Fresco and NUR Ultima printers, and in certain cases with the NUR Tempo. In the market for printers utilizing UV curable ink our main competitors are Durst Phototechnik, Inca Digital Printers, 3M Image Graphics Scitex Vision and Vutek. These companies have introduced products that compete with the NUR Tempo printers. We have also witnessed continued growth of a local Chinese market where approximately 15 local competitors are developing, manufacturing and selling inexpensive printers, mainly to the local Chinese market, but these Chinese manufacturers have also begun penetrating the international market. Our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of our current printers and any products we develop in the future. We also face competition from existing conventional wide format and super wide format printing methods, including hand painting, screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we can compete effectively with any such products.

             We face strong competition in the market for printing supplies. We also compete with independent manufacturers in the market for printer supplies. In 2001, 2002 and 2003, ink sales accounted for 26.1%, 25.7% and 26.9% of our total revenues, respectively. We cannot guarantee that we will be able to remain the exclusive or even principal ink manufacturer for our printers. We cannot assure you that we will be able to compete effectively or achieve significant revenues in the ink business. During 2003, we discontinued our operations in the substrate business, a highly competitive market and characterized by a large number of suppliers worldwide. In 2001, 2002 and 2003 substrate revenues accounted for 10.4%, 12.2% and 3.5% of our total sales, respectively.

             We depend on our executive officers and other key employees. Our success depends to a significant extent upon the contributions of key personnel, and especially our executive officers. Our senior management has recently undergone significant changes. On April 1, 2003, Erez Shachar, our former President and Chief Executive Officer resigned his position and was replaced by David Amir. On October 1, 2003, David Seligman joined NUR as Chief Financial Officer succeeding Hilel Kremer. During the second and third quarters of 2003, new managing directors were appointed for NUR Asia Pacific and NUR Europe and the former managing director of NUR Europe relocated to New Jersey to serve as the President of NUR America. On December 25, 2003, Roni Zomber joined NUR as VP Operations succeeding Michael Dayan. Our business could seriously suffer if one or more of our key personnel were to leave our company. In addition, we do not have, and do not contemplate getting, “key-man” life insurance for any of our key employees. Our future success will also depend in part on our continuing ability to attract highly qualified employees. We cannot assure our continued success in attracting or retaining highly qualified personnel.

             We rely on trade secrets, licenses and patents to protect our proprietary rights. We rely on a combination of trade secrets, licenses, patents and non-disclosure and confidentiality agreements to establish and protect our proprietary rights in our products. We cannot guarantee that our existing patents or any future patents will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. We cannot be sure that we will receive further patent protection in Israel, the United States, or elsewhere, for existing or new products or applications. Even if we do secure further patent protection, we cannot guarantee it will be effective. Also, although we take precautionary measures to protect our trade secrets, we cannot guarantee that others will not acquire equivalent trade secrets or steal our exclusive technology. For example, in some countries, meaningful patent protection is not available. We are not aware of any infringement claims against us involving our proprietary rights. Third parties may assert infringement claims against us in the future, however, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims could be found to be valid and result in large judgments against us. Even if such claims are not valid, the cost to protect our patent rights could be substantial.

             We may be subject to environmental related liabilities due to our use of hazardous materials such as methyl ethyl-ketone solvent. We mix the ink used in some of our printers with a methyl ethyl-ketone solvent. Methyl ethyl-ketone solvent is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses in Europe, the United States and Israel, and a shipping company ships it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. If we fail to comply with these laws or an accident involving our ink waste or methyl ethyl-ketone solvent occurs, however, then our business and financial results could be harmed.

             We benefit from government grants, tax benefits and other funding from third parties. We benefit from certain Israeli and Belgian Government programs and tax legislation principally related to research and development grants and capital investment incentives. Our operations could be adversely affected if these funding programs and tax benefits are reduced or eliminated and not replaced with equivalent benefits, or if our ability to meet the conditions to benefit from such funding programs and tax benefits were significantly reduced. We cannot assure you that favorable tax legislation will continue in the future or that the available benefits will not be reduced. In addition, to receive such grants and tax benefits, we must comply with a number of conditions. If we fail to comply with these conditions, the grants and tax benefits that we receive could be partially or fully canceled and we would be forced to refund the amount of the canceled benefits received, in whole or in part, adjusted for inflation and interest. We are now near completion of the transfer of a substantial portion of the research and development activities conducted by NUR Media Solutions from Belgium to Israel. In addition, until recently, NUR supplied substrates for use with our printers and ink through our wholly owned subsidiary in Belgium, NUR Media Solutions. In July 2003 we announced our decision to exit the substrate business. We believe that prior to and following the cessation of operation of NUR Media Solutions we have operated and will continue to operate in compliance with the required conditions mentioned above, although we cannot be sure.

             Political instability in Israel may disrupt important operations and our business. Our headquarters and research facilities, operations and some of our subcontractors are located in the State of Israel. Although most of our sales are currently made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Our business could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic condition of Israel. The prospect of peace in the Middle East is uncertain and has recently deteriorated due to violent conflicts between Israelis and Palestinians. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further setbacks to the peace process or by restrictive laws or policies directed toward Israel or Israeli businesses. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel may be slowed and our business may be harmed.

             You may have difficulty enforcing U.S. judgments against us in Israel. We are organized under the laws of Israel and our headquarters are in Israel. Most of our officers and directors reside outside of the United States. Therefore, you may not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You may not be able to enforce civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

             Our operating results fluctuate from period-to-period. The results of our operations for any quarter are not necessarily indicative of results to be expected in future periods. Our operating results have in the past been, and will continue to be, subject to quarterly fluctuations as a result of factors such as the integration of people, operations and products from acquired businesses and/or technologies, increased competition in the printing equipment and ink industry, the introduction and market acceptance of new technologies and standards, changes in general economic conditions and changes in economic conditions specific to our industry. Further, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We do not typically have a material backlog of orders at the beginning of each quarter. We generally ship and record a significant portion of our revenues for orders placed within the same quarter, primarily in the last month of the quarter. We may not learn of shortfalls in sales until late in, or shortly after the end of, such fiscal period. As a result, our quarterly earnings may be subject to significant variations.

             Our business is subject to risks from international operations. We conduct business globally. Accordingly, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates, regulatory, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, business and government spending patterns, and natural disasters. Any or all of these factors could have a material adverse impact on our future international business.

             Currency fluctuations are a risk we face on a daily basis. Because we generate revenues and expenses in various currencies, including the U.S. dollar, the NIS and the Euro, our financial results are subject to the effects of fluctuations of currency exchange rates. We cannot predict, however, when exchange or price controls or other restrictions on the conversion of foreign currencies could impact our business. Currency fluctuations could hurt our profitability.

             Our stock price may be volatile. Our ordinary shares have experienced substantial price volatility, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and us. In addition, the stock market has experienced extreme price and volume fluctuations that have negatively affected the market price of many technology and manufacturing companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

             We may not comply with The Nasdaq SmallCap Market standards. On March 24, 2004, we received a compliance notice from The Nasdaq Stock Market, Inc., stating that we are not in compliance with Marketplace Rule 4310(c)(2). The continued listing requirements of The Nasdaq SmallCap Market, Marketplace Rule 4310(c)(2), require listed companies to meet one of the following three standards to remain listed on The Nasdaq SmallCap Market: (i) stockholders’ equity equal to a minimum of $2.5 million; (ii) market value of listed securities to equal a minimum of $35 million; or (iii) net income from continuing operations (in the latest fiscal year or two of the last three fiscal years) to equal a minimum of $500,000. In previous years we have fulfilled this requirement because we had stockholders’ equity in excess of $2.5 million. As of December 31, 2003, we have negative stockholders equity of $1.5 million. We have been asked to provide a plan to The Nasdaq Stock Market, Inc. by April 7, 2004 setting forth how we intend to achieve and sustain compliance with The Nasdaq SmallCap Market listing requirements. On April 5, 2004, we responded to The Nasdaq Stock Market, Inc.’s letter, stating that we believe we are in compliance with the stockholders’ equity and market value of listed securities standards due to the issuance of (i) 3,225,805 shares on December 31, 2003 pursuant to the conversion of a portion of the convertible loan at US $0.62 per share for aggregate proceeds of $2.0 million, (ii) 2,419,355 shares pursuant to the conversion of the remainder of the convertible loan at $0.62 per share for aggregate proceeds of $1.5 million and (iii) 2,586,140 ordinary shares at $1.16 per share in the private placement for aggregate proceeds of $2,999,923, and that we believe we will be in compliance with the net income from continuing operations in 2004. If The Nasdaq Stock Market, Inc. determines that we nevertheless fail to meet the continued listing requirements, any trading in our ordinary shares will be conducted in the over-the-counter market on the NASD’s OTC Electronic Bulletin Board or in the “pink sheets.”

             If our ordinary shares are removed from quotation on The Nasdaq SmallCap Market, the liquidity of our ordinary shares and the coverage of our ordinary shares by securities analysts and the media could be reduced, which could result in lower prices for the ordinary shares than might otherwise prevail and larger spreads between the bid and asked prices for our ordinary shares. Additionally, certain investors will not purchase securities that are not quoted on The Nasdaq SmallCap Market, which could materially impair our ability to raise funds through the issuance of our ordinary shares.

             If our ordinary shares are removed from quotation on Nasdaq and the trading price of our ordinary shares is less than $5.00 per share, trading in our ordinary shares would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 15g-9, brokers and dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

             The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the Securities and Exchange Commission, any equity security not traded on an exchange or quoted on Nasdaq or the OTC Bulletin Board that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could severely limit the market liquidity of our ordinary shares.

             There can be no assurance that we can continue to meet the continued listing requirements of The Nasdaq SmallCap Market. If we fail to meet such requirements our ordinary shares may be removed from quotation on Nasdaq or treated as a penny stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

             This prospectus, and the other reports we have filed from time to time with the Securities and Exchange Commission, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates,” and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.

             Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements throughout this prospectus, including under “Risk Factors.” You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, the materials referred to in this prospectus, the materials incorporated by reference into this prospectus and our press releases.

             We cannot guarantee our future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements.

             We are under no duty to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

             We will not receive any of the proceeds from the sale of ordinary shares by the selling security holders.

SELLING SECURITY HOLDERS

             Our ordinary shares to which this prospectus relates are being registered for resales by the selling security holders.

             The selling security holders may resell all, a portion or none of such ordinary shares from time to time. The table below sets forth with respect to each selling security holder, based upon information available to us as of April 1, 2004, the number of ordinary shares beneficially owned, the number of ordinary shares registered by this prospectus and the number and percent of outstanding ordinary shares that will be owned after the sale of the registered ordinary shares assuming the sale of all of the registered ordinary shares.

	Shares Beneficially Owned Before the Offering(1) (2)			Shares Beneficially Owned After the Offering(1) (3)
			Shares
Holder and address	Shares	Percent	Offered	Shares	Percent

Amir, David (4)	228,068	*	95,068	133,000	*
Bridges and PIPES, LLC (5)	570,409	2.2	570,409	0	*
Drake Investments Ltd. (6)	95,068	*	95,068	0	*
First Purjes Descendants, LP (7)	110,068	*	95,068	15,000	*
Fuchs, David (8)	795,321	3.1	63,412	731,909	2.8
Gelman, Gary (9)	190,136	*	190,136	0	*
JM Hull Associates, L.P. (10)	190,136	*	190,136	0	*
Knappmiller, Len (11)	95,068	*	95,068	0	*
Norton, Matthew (12)	5,000	*	5,000	0	*
Ornstein, Richard (13)	190,136	*	190,136	0	*
Poalim Capital Markets Ltd. (14)	11,000	*	11,000	0	*
Second Purjes Descendants, LP (15)	110,068	*	95,068	15,000	*
Stoller, Barbara (16)	14,423	*	14,423	0	*
The Purjes Foundation (17)	95,068	*	95,068	0	*
United European Bank and Trust (Nassau) Ltd. (18)	570,409	2.2	570,409	0	*
Wittenstein, Mark (19)	95,068	*	95,068	0	*
Wittenstein, Myles (20)	1,982,011	7.6	1,982,011	80,645	*
X Securities, Ltd. (21)	111,799	*	111,799	0	*
Y Securities Management, Ltd. (22)	247,149	1.0	95,068	152,131	*

______________

*	Less than 1%

(1)	As used in this table, “beneficial ownership” means the sole or shared voting and investment power of ordinary shares. Unless otherwise indicated, each selling security holder listed below has sole voting and investment power with respect to the ordinary shares indicated as beneficially owned thereby. A person is deemed to have “beneficial ownership” of any ordinary shares that such person has a right to acquire within sixty days of the date of this prospectus. In accordance with Rule 13d-3 of the Exchange Act, any ordinary shares that any selling security holder has the right to acquire within sixty days of April 1, 2004 are deemed to be outstanding for the purpose of computing the beneficial ownership percentage of such selling security holder, but have not been deemed outstanding for the purpose of computing the percentage for any other selling security holder.

(2)	These ordinary shares include an aggregate of 869,094 ordinary shares which may be acquired by the selling security holders within sixty days of April 1, 2004 upon the exercise of warrants granted by us.

(3)	With respect to the selling security holders, it has been assumed that all ordinary shares so offered will be sold.

(4)	Mr. Amir is the President and Chief Executive Officer of NUR. Mr. Amir’s address is 82 Brenner Street, Herzeliya, Israel 46427.

(5)	Bridges and PIPES, LLC’s address is 830 Third Avenue, 14th Floor, New York, New York 10022, United States of America.

(6)	Drake Investments Ltd.’s address is c/o Continental Management Limited, Century House, 16 Par-la-ville Road, Hamilton, Bermuda HM08

(7)	First Purjes Descendants, LP’s address is 830 Third Avenue, 14th Floor, New York, New York 10022, United States of America.

(8)	Mr. Fuch’s address is 135 Rogers Drive, New Rochelle, New York 10804, United States of America.

(9)	Mr. Gelman’s address is 162 Wildwood Road, Kings Point, New York 11024-1112, United States of America.

(10)	JM Hull Associates, L.P.’s address is 78 Forest Avenue, Locust Valley, New York 11560, United States of America.

(11)	Mr. Knappmiller’s address is P.O. Box 136, Center Rutland, Vermont 05736, United States of America.

(12)	Mr. Norton’s address is 43-19 41st Street, Apt. 3C, Sunnyside, New York 11104, United States of America.

(13)	Mr. Ornstein’s address is 524 Fisherman’s Bend, Virginia Beach, Virginia 23451, United States of America.

(14)	Poalim Capital Markets Ltd.’s address is Alrov Tower, 46 Rothschild Boulevard, Tel Aviv 66883, Israel.

(15)	Second Purjes Descendants, LP’s address is 830 Third Avenue, 14th Floor, New York, New York 10022, United States of America.

(16)	Ms. Stoller’s address is 1050 Park Avenue, Apt. 10A, New York, New York 10028, United States of America.

(17)	The Purjes Foundation’s address is 830 Third Avenue, 14th Floor, New York, New York 10022, United States of America.

(18)	United European Bank and Trust (Nassau) Ltd.’s address is Scotiabank Building, Suite 302, Rawson Square, P.O. Box N-4915, Nassau, Bahamas.

(19)	Mr. Mark Wittenstein’s address is 733 Castlewood Drive, Dresher, Pennsylvania 19025, United States of America.

(20)	Mr. Myles Wittenstein’s address is 1050 Park Avenue, Apt. 10A, New York, New York 10028, United States of America.

(21)	Dan Purjes is the Chairman of X Securities, Ltd. and the Chairman of NUR. X Securities, Ltd.’s address is 830 Third Avenue, 14th Floor, New York, New York 10022, United States of America.

(22)	Dan Purjes is the Chairman of Y Securities Management, Ltd. and the Chairman of NUR. Y Securities Management, Ltd.’s address is 830 Third Avenue, 14th Floor, New York, New York 10022, United States of America.

             The information provided in the table above with respect to the selling security holders has been obtained from such selling security holders.

             Except as otherwise disclosed above or in documents incorporated herein by reference, the selling security holders have not within the past three years had any position, office or other material relationship with our company. Because the selling security holders may sell all or some portion of the ordinary shares beneficially owned by them, only an estimate (assuming the selling security holders sells all of the shares offered hereby) can be given as to the number of ordinary shares that will be beneficially owned by the selling security holders after this offering. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the ordinary shares beneficially owned by them, all or a portion of the ordinary shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

PLAN OF DISTRIBUTION

             This prospectus covers the sale of ordinary shares by the selling security holders. As used herein, “selling security holders” include donees, pledgees, transferees or other successors in interest selling shares received from a selling security holder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale related transfer. Any distribution of any such securities by the selling security holders in interest may be effected from time to time in one or more of the following transactions:

    to underwriters who will acquire securities for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may change from time to time);
    through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the Nasdaq SmallCap Market or on such other market or exchange on which the securities are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;
    directly or through brokers or agents in private sales at negotiated prices;
    through put or call options transactions relating to the ordinary shares, or through short sales of ordinary shares at market prices prevailing at the time of sale or at negotiated prices; or
    by any other legally available means.

             We will not receive any proceeds from the sale of the ordinary shares. The aggregate proceeds to the selling security holders from the securities offered hereby will be the offering price less applicable commissions or discounts, if any. We do not know if the selling security holders will sell any of the securities offered hereby.

             The selling security holders and such underwriters, brokers, dealers or agents, upon effecting a sale of securities, may be considered “underwriters” as that term is defined in the Securities Act. The selling security holders will be subject to the prospectus delivery requirements because the selling security holders may be deemed to be “underwriters” within meaning of Section 2(11) of the Securities Act. Sales effected through agents, brokers or dealers will ordinarily involve payment of customary brokerage commissions although some brokers or dealers may purchase such securities as agents for others or as principals for their own account. The selling security holders will pay any sales commissions or similar selling expenses applicable to the sale of ordinary shares. A portion of any proceeds of sales and discounts, commissions or other sellers’ compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

             Selling security holders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

             Pursuant to applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the securities offered hereby may not simultaneously engage in market activities for the ordinary shares for a period of five business days prior to the commencement of such distribution. In addition, each selling security holder and any other person who participates in a distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which provisions may limit the timing of purchases and may affect the marketability of the securities and the ability of any person to engage in market activities for the ordinary shares.

             At the time a particular offering of securities is made, to the extent required, a prospectus supplement will be distributed which will set forth the number of securities being offered and the terms of the offering, including the purchase price or the public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriters for securities purchased from the selling security holders, any discounts, commissions and other items constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. In addition, we will file a supplement to this prospectus upon a selling security holder notifying us that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares.

             In order to comply with the securities laws of certain states, if applicable, the securities will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless the securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and the conditions of such exemption have been satisfied.

             We have agreed that we will bear all costs, expenses and fees in connection with the registration or qualification of the ordinary shares under federal and state securities laws. We and each selling security holder have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the securities, including liabilities arising under the Securities Act.

LEGAL MATTERS

             The validity of the ordinary shares offered hereby will be passed upon for NUR by Barnea & Co. and Doron Faibish.

EXPERTS

             Kost Forer & Gabbay, a member of Ernst & Young International, independent auditors, have audited our consolidated financial statements as of December 31, 2002, and 2003 and for each of the three years in the period ended December 31, 2003 included in our annual report on Form 20-F, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Kost Forer & Gabbay’s report, given on their authority as experts in accounting and auditing.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

             Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

4,659,415

NUR MACROPRINTERS LTD.

ORDINARY SHARES

PROSPECTUS

April 28, 2004